# The Verona Firm, PLLC

Brett Alan Verona, Esq.
Post Office Box 18191
Tampa, FL 33679

TEL (813) 258-0852
FAX (813) 464-7757
Brett@TheVeronaFirm.com

Friday, September 03, 2021

Ms. Liz Packebusch
Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation

**Re: BROOKMOUNT EXPLORATIONS INC**
**Offering Statement on Form 1-A**
**Filed May 24, 2021**
**File No. 024-11533**

Ms. Packebusch:

Pursuant to your correspondence dated June 14, 2021, below please find our responses to your original 5 comments (responses in bold). We will also be uploading the revised Regulation A offering as well.

1. Your filing appears to suggest that you are either preparing for mineral production or are currently in mineral production. Without a reserve, as defined by the SEC's Industry Guide 7(a) (1), you must be in the exploration state, as defined by Guide 7(a) (4) (i). As such, the SEC's Industry Guide 7 specifically requires that your filing describe your business activities as exploration state activities until you have reserves as defined in Guide 7. Please revise your disclosure to ensure that investors understand the actual stage of your mineral-related activity. If true, clearly state that you are currently engaged in mineral exploration activities and that you are in the exploration state.

**Response: Our offering document has been revised accordingly.**

2. Please disclose the information required under paragraph (b) of Industry Guide 7 for all of your material properties listed under this heading, including the following:
• The location and means of access to your property, including the modes of transportation utilized to and from the property.
• Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.
• A brief description of the rock formations and mineralization of existing or potential economic significance on the property.
• A description of any work completed on the property and its present condition.
• The details as to modernization and physical condition of the plant and equipment,

including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.
- The current state of exploration of the property.
- The total costs incurred to date and all planned future costs.
- The source of power and water that can be utilized at the property.
- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing. For any properties identified that are not material, please include a statement to that effect.

**Response: Our offering document has been revised accordingly.**

3. Please disclose your annual production to comply with Instruction 3 to Item 102 of Regulation S-K. Your disclosure should include the ore processed, ore content, metallurgical recovery, and gold produced/sales.

**Response: Our offering document has been revised accordingly.**

4. We note that the legal opinion is limited to Florida law. Please have counsel revise the legal opinion to opine as to the laws of Nevada, your state of incorporation. The opinion should also opine as to the currently issued shares that are being registered for resale.

**Response: Our offering document has been revised, and now has an opinion opining as to Nevada law by The Crone Law Group, and executed by Nevada licensed counsel Joe Laxague**

5. Please provide us with an analysis that supports your belief that your principal place of business is in the United States or Canada, such that the company is eligible to conduct a Regulation A offering. In this regard, while your principal executive office is located in Reno, Nevada, we note your disclosures that you are an operator of producing gold properties in the Republic of Indonesia; and that your management team is predominantly based in Asia. To clarify whether your principal place of business is in the United States or Canada, please tell us whether your officers primarily direct, control, and coordinate your activities from the Unites States or Canada

**Response: On June 4, 2021, the Company entered into a Securities Exchange Agreement with 2206555 Alberta Inc., an Alberta company d/b/a Gennex Gold ("Gennex"). As discussed in the amended Offering Statement, Gennex holds the ownership rights in the Moosehorn Gold Project located in the Yukon Territory, Canada. The Moosehorn project consists of approximately 6,000 hectares, and includes an accommodation camp, airstrip, fuel depot and a comprehensive inventory of heavy equipment including excavators, diggers, ore trucks and a large ball mill. As discussed in detail in the amended Offering Statement, existing gold reserves on the**

**Moosehorn Project have been partially surveyed under Canadian NI 43-101 requirements, resulting in initial estimated total gold resources of 39,000 ounces. In order acquire Gennex, the Company has committed to issue common stock equivalent to 25% of its total issued and outstanding shares, and to pay a total of $1,650,000 over a period of 18 months.**

**In terms physical size, total estimated gold resources, and overall value, the Moosehorn project in Canada is significantly larger than the Company's operations in Indonesia. Following the acquisition of Gennex, the majority of the Company's assets are now located in Canada, and the Company expects that the Moosehorn project will soon comprise the bulk of its business operations. Additionally, this project is being run by an executive located in North America. Accordingly, the Company believes that its "principal place of business" should be deemed to be in Canada at this time.**

Thank you for your time and attention to this matter. Please do not hesitate to reach out to me if you have any questions.

Kind regards,

Brett Verona